Law Offices of Paul Hastings LLP
55 Second Street
San Francisco, California 94105-3441
Telephone  (415) 856-7000
Facsimile  (415) 856-7100
www.paulhastings.com

February 5, 2013

VIA EDGAR [CORRRESPONDENCE FILING]

Secretary
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2  (File No. 333- 186158)

Dear Sir or Madam:

The registrant named above (the “Registrant”) filed a registration statement on Form N-2 on January 23, 2013 (the “New Registration Statement”) relating to the registration of its common stock on a shelf basis for future possible issuances from time to time.  The Registrant expects to file a pre-effective amendment to the New Registration Statement to increase the total offering price of the shares covered by the New Registration Statement.

The New Registration Statement is an updated version of the Registrant’s registration statement on Form N-2 declared effective on April 19, 2012 (file no. 333-179606) and is intended to update financial information to include results for the fiscal year ended December 31, 2012 and the related management’s discussion and analysis, as well as to make non-material disclosure changes for various purposes including disclosure of updated portfolio holdings, business activities and market information such as net asset value and stock price as of a more recent date.  Financial information as of December 31, 2012 has not yet been added to the New Registration Statement pending completion of the annual audit for that period.  It will be supplied through a pre-effective amendment.

In light of the similarities between the disclosures made in the prior effective registration statement and using principles stated in Release Nos. 33-6510 and IC-13768 (Feb. 15, 1984), we respectfully request that the staff of the Securities and Exchange Commission consider a cursory or selective review position with respect to the New Registration Statement.

To facilitate the staff’s consideration of this request, we submit that there are no problem areas warranting special attention and there are no new investment techniques or policies disclosed.  In addition to the areas noted above, primarily the updated financial information, the methods of distribution have been expanded to allow for a typical use of a shelf registration statement.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding this filing to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth, Esq.
of PAUL HASTINGS LLP

Enclosure

cc:	Kevin M. Landis (w/ enclosures)
Kelvin K. Leung, Esq. (w/ enclosures)